EXHIBIT 21.1

LIST OF SUBSIDIARIES

     The following is a list of all subsidiaries of the Company, jurisdiction of incorporation or organization and the percentage of shares owned, directly or indirectly, by the Company, as of December 31, 2001.

Name	State or Other Jurisdiction of Incorporation	Percentage of Shares Owned

Princeton eCom Corporation	Delaware	57.4%
Tanisys Technology, Inc.	Wyoming	35.2%
Coreintellect, Inc.	Texas	22.0%
Microbilt Corporation	Delaware	9.0%
Sharps Compliance Corp.	Delaware	7.1%